SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFITS RISE 26% TO €401m FARES RISE 12% AS TRAFFIC GROWS 8% TO 72m.

Ryanair, Europe's largest low fares airline today (May 23) announced a 26% increase in annual profits to €401m.  Revenues increased 21% to €3,630m as traffic grew 8% and av. fares rose 12%. Unit costs rose by 11% due to higher oil prices and a 10% increase in sector length.  Excluding fuel, (up 37% to €1,226m) unit costs rose by just 3%.

Summary of Results (IFRS) - in euro

Full Year End	Mar 31, 2010	Mar 31, 2011	% Change
Passengers	66.5m	72.1m	+8%
Revenue	€2,988m	€3,630m	+21%
Adjusted Profit after Tax (Note 1)	€319m	€401m	+26%
Adjusted Basic EPS(euro cent)(Note 2)	21.59	26.97	+25%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"The highlights of the past successful year for Ryanair include:-

• Profits rose 26% to €401m.
• Traffic grew 8% to 72m.
• 40 new aircraft (y/e fleet 272 aircraft).
• 8 new bases, El Prat, Gran Canaria, Kaunas, Lanzarote, Malta, Seville, Tenerife,
  Valencia (total 44 bases).
• 328 new routes (total over 1,300 routes).
• Customer Service further improved (No 1 on time airline).
• Dividend of €500m (€846m returned to shareholders over 3 years).

We were pleased to deliver a 26% increase in profits and 8% traffic growth, despite higher oil prices, the global recession, and volcanic ash disruptions in Q1 last year.  Revenues grew 21% to €3,630m as av. airfares rose 12% (almost in line with the 10% increase in sector length) while traffic grew 8% to 72m.  Fuel increased 37% to €1,227m as av. oil prices rose from $62 to $73 pbl.  Excluding fuel, unit costs rose 3%.  Sector length adjusted unit costs fell by 7%, thanks to rigorous cost control, including reductions in staff, and airport & handling unit costs.  With another strong performance in inflight sales, ancillaries grew 21% to €802m somewhat faster than traffic growth, and amounted to 22% of total revenues.

In 2010, following a 27% hike in fees, Dublin airport traffic fell by 3m passengers to just over 18m, a fall of 30% from its 2007 peak of 24.5m pax.  Dublin's traffic continued to decline in Q1 2011.  To reverse this disastrous collapse, and return to tourism growth, the DAA airport monopoly should be broken up and replaced with competing terminals and airports, which will deliver competitive airport charges.  Unless the new Government introduces these reforms then traffic at the DAA airports will continue to fall, leading to further tourism and job losses in the Irish economy.  We welcome the Government's recent decision to scrap the tourist tax as a step in the right direction, but unless accompanied by competitive airport charges, traffic growth will not return at the Government owned, high cost, Irish airports.

Last year 14,000 Ryanair flights were cancelled due to volcanic ash disruptions, airport snow closures, and repeated ATC strikes.  The unfair and discriminatory EU 261 regulations require airlines to pay "right to care" and/or compensation during these events even though they are beyond the control of any airline.  It is discriminatory that train, ferry, and coach operators (as well as insurance companies) escape this liability during force majeure events, yet EU 261 compels airlines to suffer these costs.  These discriminatory regulations must be reformed to provide a fair and level playing field for all EU transport operators.

High Oil Prices.
Higher oil prices will force competitors to continue to increase fares and fuel surcharges which makes Ryanair's lower fares even more attractive.  In many cases competitor's fuel surcharges are higher than Ryanair's lead-in fares.  Higher oil prices will lead to further consolidations, increased competitor losses, and more airlines going broke.  This creates further growth opportunities for Ryanair because we operate the most fuel efficient aircraft, have the lowest operating costs, and the strongest balance sheet.  We expect to increase market share and expand into new markets as high oil prices force competitors to further cut capacity (or go bust) this winter.

Ryanair is 90% hedged for FY12 at $820 per tonne (approx. $82 per barrel), a 12% price increase on last year, but significantly below current prices.  Higher oil prices next winter, and the refusal of some airports to offer lower charges, makes it more profitable to tactically ground up to 80 aircraft (40 last winter) rather than suffer losses operating them to high cost airports at low winter yields.  Although we expect to grow traffic in FY12 by 4% to over 75m passengers, this will be characterized by strong growth of up to 10% in H1, but these steeper winter capacity cuts will cause monthly traffic in H2 to fall by approx. -4%.  Despite these winter capacity cuts we still expect our full year fuel bill to increase by approx. €350m.

Balance Sheet.
Ryanair's balance sheet remains one of the strongest in the industry with €3bn in cash despite having returned €850m to shareholders over the past three years.  Our floating cash deposits will benefit from rising interest rates, and we have taken advantage of the recent low interest rates to secure almost 60% of our fleet financed over 7 years at all-in rates of under 4%.  We also extended our long term dollar hedging programme to cover all our remaining Boeing deliveries and we will be purchasing these new aircraft in 2011 & 2012 at €/$ exchange rates of 1.43.

Outlook.
We expect to grow traffic by 10% in H1, and then cut traffic by 4% in H2.  We anticipate traffic in FY 12 will grow 4% to 75m passengers.  H1 figures will be boosted by the late Easter and modest prior year comparables due to volcanic ash disruptions last April/May, but will be impacted by a 40% increase in Q1 fuel costs due to volume increases and favourable hedges in Q1 last year.

Due to higher oil prices we expect operating cost per passenger to rise by 13% in FY12.  Excluding fuel, sector length adjusted unit costs will rise by just 2% due mainly to Eurocontrol and Staff cost increases.  Since we have limited visibility on bookings, we remain concerned at the impact of the recession, austerity measures, and falling consumer confidence on fares.  Despite these concerns we cautiously expect that our average fares will rise by up to 12% this year due to a better mix of new routes and bases, slower traffic growth, and higher competitor fuel surcharges.  However, these higher fares will only help us to finance higher fuel and rising sector length related costs, and accordingly, we expect profit after tax for FY12 to be similar to the FY11 result of €400m.

ENDS.

Note 1 - Mar 31, 2011 excludes exceptional charge of €26.1m (pre tax €29.7m) for volcanic ash disruptions in April/May 2010.

Note 2 - Mar 31, 2010 excludes exceptional €13.5m write down of our Aer Lingus investment.

For further information       Howard Millar                                 Joe Carmody
please contact:                    Ryanair Holdings plc                      Edelman
www.ryanair.com                Tel: 353-1-8121212                      Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline and operates more than 1,500 flights per day from 44 bases and 1,300+low fare routes across 27 countries, connecting 160 destinations.  Ryanair operates a fleet of 272 new Boeing 737-800 aircraft with firm orders for a further 40 new aircraft (before taking account of planned disposals), which will be delivered over the next year. Ryanair currently has a team of more than 8,500 people and expects to carry 75 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Preliminary Balance Sheet as at March 31, 2011

		At Mar 31,	At Mar 31,
		2011	2010
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,933.7	4,314.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	114.0	116.2
Derivative financial instruments		23.9	22.8
Total non-current assets		5,118.4	4,500.0

Current assets
Inventories		2.7	2.5
Other assets		99.4	80.6
Current tax		0.5	-
Trade receivables		50.6	44.3
Derivative financial instruments		383.8	122.6
Restricted cash		42.9	67.8
Financial assets: cash > 3months		869.4	1,267.7
Cash and cash equivalents		2,028.3	1,477.9
Total current assets		3,477.6	3,063.4

Total assets		8,596.0	7,563.4

Current liabilities
Trade payables		150.8	154.0
Accrued expenses and other liabilities		1,217.0	1,088.2
Current maturities of debt		333.8	265.5
Current tax		-	0.9
Derivative financial instruments		125.4	41.0
Total current liabilities		1,827.0	1,549.6

Non-current liabilities
Provisions		96.9	102.9
Derivative financial instruments		8.3	35.4
Deferred tax		267.7	199.6
Other creditors		126.6	136.6
Non-current maturities of debt		3,315.6	2,690.7
Total non-current liabilities		3,815.1	3,165.2

Shareholders' equity
Issued share capital		9.5	9.4
Share premium account		659.3	631.9
Capital redemption reserve		0.5	0.5
Retained earnings		1,967.6	2,083.5
Other reserves		317.0	123.3
Shareholders' equity		2,953.9	2,848.6

Total liabilities and shareholders' equity		8,596.0	7,563.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2011

		Pre Exceptional	Exceptional	IFRS Year	Pre Exceptional	Exceptional	IFRS Year
		Results	Items	Ended	Results	Items	Ended
		Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
		2011	2011	2011	2010	2010	2010
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		2,827.9	-	2,827.9	2,324.5	-	2,324.5
Ancillary revenues		801.6	-	801.6	663.6	-	663.6
Total operating revenues - continuing operations		3,629.5	-	3,629.5	2,988.1	-	2,988.1
Operating expenses
Staff costs		371.5	4.6	376.1	335.0	-	335.0
Depreciation		273.0	4.7	277.7	235.4	-	235.4
Fuel & oil		1,226.7	0.3	1,227.0	893.9	-	893.9
Maintenance, materials & repairs		93.9	-	93.9	86.0	-	86.0
Aircraft rentals		95.2	2.0	97.2	95.5	-	95.5
Route charges		410.5	0.1	410.6	336.3	-	336.3
Airport & handling charges		490.9	0.9	491.8	459.1	-	459.1
Marketing, distribution & other		151.6	3.0	154.6	144.8	-	144.8
Icelandic ash related cost	12	-	12.4	12.4	-	-	-
Total operating expenses		3,113.3	28.0	3,141.3	2,586.0	-	2,586.0
Operating profit - continuing operations		516.2	(28.0)	488.2	402.1	-	402.1
Other income/(expenses)
Finance income		27.2	-	27.2	23.5	-	23.5
Finance expense		(92.2)	(1.7)	(93.9)	(72.1)	-	(72.1)
Foreign exchange loss		(0.6)	-	(0.6)	(1.0)	-	(1.0)
Loss on impairment of available for sale financial asset	8	-	-	-	-	(13.5)	(13.5)
Gain on disposal of property, plant & equipment		-	-	-	2.0	-	2.0
Total other expenses		(65.6)	(1.7)	(67.3)	(47.6)	(13.5)	(61.1)
Profit before tax		450.6	(29.7)	420.9	354.5	(13.5)	341.0
Tax on profit on ordinary activities		(49.9)	3.6	(46.3)	(35.7)	-	(35.7)
Profit for the year - all attributable to equity holders of parent		400.7	(26.1)	374.6	318.8	(13.5)	305.3
Earnings per ordinary share (in € cent)
Basic	10	26.97		25.21	21.59		20.68
Diluted	10	26.89		25.14	21.52		20.60
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,485.7		1,485.7	1,476.4		1,476.4
Diluted	10	1,490.1		1,490.1	1,481.7		1,481.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2011
	Year	Year
	Ended	Ended
	Mar 31, 2011	Mar 31, 2010
	€M	€M

Profit for the year	374.6	305.3

Other comprehensive income

Net actuarial gain from retirement benefit plans	5.0	-

Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movement in cash flow hedge reserve	197.2	62.3

Available for sale financial asset:
Net (decrease)/ increase in fair value of available for sale asset	(2.2)	23.0
Impairment on available for sale asset to profit and loss	-	13.5

Other comprehensive income for the year, net of income tax	200.0	98.8

Total comprehensive income for the year - all attributable to equity holders of parent	574.6	404.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended March 31,
2011

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2011	2010
	€M	€M
Operating activities
Profit before tax	420.9	341.0

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	277.7	235.4
Increase in inventories	(0.2)	(0.4)
Increase in trade receivables	(6.3)	(2.5)
(Increase)/decrease in other current assets	(20.9)	11.6
(Decrease)/increase in trade payables	(3.2)	21.3
Increase in accrued expenses	127.7	189.7
(Decrease)/increase in other creditors	(10.0)	30.1
(Decrease)/increase in maintenance provisions	(0.6)	30.7
Gain on disposal of property, plant and equipment	-	(2.0)
Loss on impairment of available for sale financial asset	-	13.5
Increase/(decrease) in finance expense	1.6	(0.5)
Decrease/(increase) in finance income	2.3	(1.2)
Retirement costs	(0.1)	(0.1)
Share based payments	3.3	4.9
Income tax paid	(5.9)	-
Net cash provided by operating activities	786.3	871.5

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(897.2)	(997.8)
Proceeds from sale of property, plant and equipment	-	89.2
Decrease in restricted cash	24.9	223.8
Decrease/(increase) in financial assets: cash > 3months	398.3	(864.3)
Net cash used in investing activities	(474.0)	(1,549.1)

Financing activities
Net proceeds from shares issued	27.4	14.5
Dividend paid	(500.0)	-
Proceeds from long term borrowings Repayments of long term borrowings	991.4 (280.7)	788.1 (230.3)
Net cash provided by financing activities	238.1	572.3

Increase/(decrease) in cash and cash equivalents	550.4	(105.3)
Cash and cash equivalents at beginning of the year	1,477.9	1,583.2
Cash and cash equivalents at end of the year	2,028.3	1,477.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2011

                                                                                                                                                                                                                                                                          Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2009	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1
Profit for the year	-	-	-	305.3	-	-	-	305.3
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	62.3	-	62.3
Net change in fair value of available for sale asset	-	-	-	-	-	-	36.5	36.5
Total other comprehensive income	-	-	-	-	-	62.3	36.5	98.8
Total comprehensive income	-	-	-	305.3	-	62.3	36.5	404.1
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	3.0	-	14.5	-	-	-	-	14.5
Share-based payments	-	-	-	-	-	-	4.9	4.9
Transfer of exercised and expired share based awards	-	-	-	0.5	-	-	(0.5)	-
Balance at March 31, 2010	1,476.4	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the year	-	-	-	374.6	-	-	-	374.6
Other comprehensive income
Net actuarial gain from retirement benefit plan				5.0				5.0
Net movements into cash flow reserve	-	-	-	-	-	197.1	-	197.1
Net change in fair value of available for sale asset	-	-	-	-	-	-	(2.2)	(2.2)
Total other comprehensive income	-	-	-	5.0	-	197.1	(2.2)	199.9
Total comprehensive income	-	-	-	379.6	-	197.1	(2.2)	574.5
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	9.3	0.1	27.4	-	-	-	-	27.5
Share-based payments	-	-	-	-	-	-	3.3	3.3
Dividend paid	-	-	-	(500.0)	-	-	-	(500.0)
Transfer of exercised and expired share based awards	-	-	-	4.5	-	-	(4.5)	-
Balance at March 31, 2011	1,485.7	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in Note 9.

Exceptional items in the year ended March 31, 2011 amounted to €29.7m (pre tax) reflecting the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions.  Exceptional items in the year ended March 31, 2010 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding.

Adjusted profit after tax excluding exceptional items increased by 26% to €400.7m.  Including exceptional items the profit after tax for the year increased by 23% to €374.6m compared to a profit of €305.3m in the year ended March 31, 2010.

Summary year ended March 31, 2011

Adjusted profit after tax increased by 26% to €400.7m compared to €318.8m in the year ended March 31, 2010 primarily due to a 12% increase in average fares and strong ancillary revenues, offset by a 37% increase in fuel costs.  Total operating revenues increased by 21% to €3,629.5m as average fares rose by 12%.  Ancillary revenues grew by 21%, faster than the 8% increase in passenger numbers, to €801.6m due to an improved product mix and higher internet related revenues.  Total revenue per passenger, as a result, increased by 12% whilst Load Factor was up 1% to 83% during the year.

Total operating expenses increased by 20% to €3,113.3m, primarily due to an increase in fuel prices, the higher level of activity and higher operating costs associated with the growth of the airline.  Fuel, which represents 39% of total operating costs compared to 35% in the prior year, increased by 37% to €1,226.7m due to the higher price per gallon paid and a 17% increase in the number of hours flown.  Unit costs excluding fuel increased by 3% and including fuel they rose by 11%.  Operating margin rose by 1% to 14% whilst operating profit increased by 28% to €516.2m.

Adjusted net margin was 11%, similar to March 31, 2010.

Adjusted earnings per share for the period were 26.97 euro cent compared to 21.59 euro cent at March 31, 2010.

Balance sheet
Gross cash increased by €127.2m in the year to €2,940.6m.  The Group generated cash from operating activities of €786.3m which partially funded capital expenditure of €897.2m and the payment of a €500.0m dividend.  Capital expenditure largely consists of advance aircraft payments for future aircraft deliveries and the delivery of 44 new Boeing 737-800 aircraft in the year.  Gross debt increased by €693.2m to €3,649.4m.  Net debt at year end increased by €566.0m to €708.8m (2010: €142.8m).

 Detailed Discussion and Analysis Year ended March 31, 2011

Adjusted profit after tax, increased by 26% to €400.7m primarily due to a 12% increase in average fares and strong ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 21% to €3,629.5m primarily due to a 12% increase in average fares, and an 8% increase in passenger numbers.  Fuel, which represents 39% of total operating costs compared to 35% in the prior year, increased by 37% to €1,226.7m due to a higher price per gallon paid, and an increase in the number of hours flown.  Unit costs excluding fuel rose by 3% and including fuel they were up by 11% as sector length increased by 10% in the year.  Operating margin, as a result of the above, rose by 1% to 14%, whilst operating profit increased by 28% to €516.2m.

Total operating revenues increased by 21% to €3,629.5m primarily due to a 12% increase in average fares and an 8% increase in passenger numbers to 72.1m.

Total revenue per passenger increased by 12% due to a 12% increase in both average fare per passenger and ancillary revenues per passenger.

Scheduled passenger revenues increased by 22% to €2,827.9m due to an 8% rise in booked passengers and a 12% increase in average fares.  Load factor was up 1% to 83%.

Ancillary revenues increased by 21% to €801.6m, faster than the 8% increase in passenger volume, due to a 12% rise in average ancillary revenue per passenger driven by improved product mix and higher internet related revenues.

Total operating expenses increased by 20% to €3,113.3m due to the 37% increase in fuel costs and a 3% increase in unit costs excluding fuel.

Staff costs increased by 11% to €371.5m due to a 15% increase in the average headcount to 8,069.

Depreciation and amortisation increased by 16% to €273.0m due to an additional 44, lower cost, 'owned' aircraft in the fleet this period compared to the year ended March 31, 2010.

Fuel costs increased by 37% to €1,226.7m primarily due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 9% to €93.9m due to a 6% increase in the weighted average number of leased aircraft, the hand back costs associated with the return of 10 leased aircraft, and additional line maintenance costs due to the commencement of new bases.

Aircraft rental costs were marginally down at €95.2m, due to lower lease costs on newly delivered aircraft.

Route charges are up 22% to €410.5m due to an increased number of sectors flown, the longer sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 7% to €490.9m, reflecting the 8% increase in passenger numbers, offset by lower charges at new airports and bases launched.

Marketing, distribution & other increased by 5% to €151.6m, reflecting the higher level of activity and increased airport commissions on revenues generated.

Operating margin increased by 1% to 14% due to the reasons outlined above and operating profits have increased by 28% to €516.2m.

Finance income increased by 16% to €27.2m primarily due to improved deposit yields.  Finance expense increased by 28% to €92.2m due to the drawdown of additional debt to finance the purchase of new aircraft.

Adjusted net margin was 11%, similar to March 31, 2010.

Balance sheet
Gross cash, increased by €127.2m in the year to €2,940.6m.  The Group generated cash from operating activities of €786.3m which partially funded capital expenditure of €897.2m and the payment of a €500.0m dividend.  Capital expenditure largely consists of advance aircraft payments for future aircraft deliveries and the delivery of 44 new Boeing 737-800 aircraft in the year.  Gross debt increased by €693.2m to €3,649.4m during.  Net debt at year end increased by €566.0m to €708.8m (2010: €142.8m).

Shareholders' equity at March 31, 2011 increased by €105.3m in the year to €2,953.9m due to the impact of IFRS accounting treatment for derivatives and available for sale financial assets, stock option grants, a net profit after tax of €400.7m in the year and the issue of new shares, associated with the employee share option programme, of €27.4m offset by the payment of a €500.0m dividend.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.       Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2011 comprise the Company and its subsidiaries (together referred to as the "Group").

The unaudited consolidated financial information for the year ended March 31, 2011 is prepared in accordance with the measurement principles of IFRS as adopted by the EU and in compliance with the measurement principles of IFRS as issued by the International Accounting Standards Board, which were effective for the year ended March 31, 2011. There were no new standards, interpretations or amendments to existing standards adopted for the first time in the current financial year 2011, which had a material impact on our financial position or results from operations. Therefore the unaudited condensed consolidated financial information included in the preliminary announcement is prepared based on accounting policies which are consistent with those accounting policies applied in the 2010 annual report. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2010 are available at www.ryanair.com.

The condensed consolidated financial information presented herein does not constitute the Company's statutory financial statements for the years ended March 31, 2011 or 2010, within the meaning of the Companies (Amendment) Act, 1986. The statutory financial statements for the year ended March 31, 2011 will be finalised on the basis of the financial information presented by the directors in this preliminary results announcement and, together with the independent auditor's report thereon, will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting and will also be available on the Company's website. The 2011 annual report and consolidated financial statements will be circulated to shareholders shortly.

At the date of issue of this preliminary announcement, the Group's statutory financial statements for the year ended March 31, 2011, and therefore the results shown in the preliminary announcement, are unaudited.  In the opinion of the directors, the preliminary announcement includes all adjustments necessary for a fair presentation of the results for the periods presented.

Statutory financial statements for the year ended March 31, 2010 have been filed with the Irish Registrar of Companies. The independent auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the preliminary financial statements for the year ended March 31, 2011 on May 20, 2011.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments" (effective for fiscal periods beginning on or after July 1, 2010).

• IAS 24 (revised 2009), "Related Party Disclosures" (effective for fiscal periods beginning on or after January 1, 2011).

• Amendments to IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction" (effective for fiscal periods beginning on or after January 1, 2011).

• Amendments to IFRS 7 "Disclosures - Transfers of Financial Assets" (effective for fiscal periods beginning on or after July 1, 2011).

• Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (effective for fiscal periods beginning on or after January 1, 2012).

• IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

•      The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after January 1, 2011)).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the current period we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item.  In the prior year we have presented the impairment of our investment in Aer Lingus separately because of the unusual nature of this.  Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.       Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2011 was 11.0% (2010: 10.5%).  The tax charge for the year ended March 31, 2011 of €46.3m (2010: €35.7m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.       Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge to the income statement in the year of approximately €3.3m (2010: €4.9m) is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.      Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.      Capital commitments

At March 31, 2011 Ryanair had an operating fleet of 272 (2010: 232) Boeing 737-800 aircraft.  It also had firm orders for an additional 40 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of planned disposals and/or lease hand-backs) to 299 aircraft by March 31, 2013.

8.       Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €116.2m at March 31, 2010 to €114.0m at March 31, 2011 is comprised of a loss of €2.2m, recognised through other comprehensive income, reflecting the decrease in the share price from €0.73 per share at March 31, 2010 to €0.72 per share at March 31, 2011.  All impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through other comprehensive income. However, as the investment has previously been impaired down to €0.50 per share, in prior periods, the loss of €2.2m represents a reversal of gains taken through other comprehensive income in prior periods and is therefore accounted for through other comprehensive income.

9.       Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs related to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption and the impairment of a financial asset investment and accelerated depreciation related to aircraft disposals (see reconciliation below).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2011	2010
	€M	€'M
External revenues	3,629.5	2,988.1

Reportable segment profit after income tax	400.7	318.8

	At Mar 31, 2011	At Mar 31, 2010
	€M	€'M
Reportable segment assets	8,482.0	7,447.2

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2011	2010
	€M	€M
Total profit for reportable segment	400.7	318.8
Other items of profit or loss
Icelandic volcanic ash related expenses	(29.7)	-
Tax on Icelandic volcanic ash related expenses	3.6	-
Loss on impairment of available for sale financial asset	-	(13.5)
Consolidated profit after income tax	374.6	305.3

10.     Earnings per share
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2011	2010

Basic earnings per ordinary share (euro cent)	25.21	20.68
Diluted earnings per ordinary share (euro cent)	25.14	20.60
Weighted average number of ordinary shares (in M's) - basic	1,485.7	1,476.4
Weighted average number of ordinary shares (in M's) - diluted	1,490.1	1,481.7

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.4m (2010: 5.3m).

11.         Property, plant and equipment

Acquisitions and disposals
During the year ended March 31, 2011, the Group acquired assets with a cost of €897.2m (2010: €997.8m).  In the prior year ended Mar 31, 2010, 3 Boeing 737-800 aircraft and 2 spare engines were disposed of generating sales proceeds of €89.2m.

12.        Icelandic volcanic ash cloud event

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2011	2010
	€M	€M
Operating expenses	15.6	-
Passenger compensation costs (EU 261)	12.4	-
Finance expense	1.7	-
Total Icelandic volcanic ash cloud event costs (pre-tax)	29.7	-

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totaled €29.7m (pre tax) for the year ended March 31, 2011, comprising €15.6m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €12.4m pursuant to Regulation (EC) No. 261/2004 ('EU261').  The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.        Post balance sheet events

There are no significant post balance sheet events.

14.        Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2011 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2010 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 May, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary